This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about September 8, 2005

Item 3.	News Release

September 8, 2005 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil – Supplejack-1 Update

TAG Oil Ltd., announces that initial short term flow testing of Supplejack-1 at the lower Mt. Messenger level (1,946 – 1,950m) has produced gas at a maximum rate of approximately 640,000 cubic feet per day with associated intermittent condensates and no observed formation water.

The Joint Venture is also coordinating production testing options for a shallower Mt. Messenger gas zone (1,298-1,308m). Direct input into the existing gas pipeline system is being weighed economically against gas-fired electrical generation.

Item 5.	Full Description of Material Change

Calgary, Alberta – September 8, 2005 --/PRNewswire/-- TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF), announces that initial short term flow testing of Supplejack-1 at the lower Mt. Messenger level (1,946 – 1,950m) has produced gas at a maximum rate of approximately 640,000 cubic feet per day with associated intermittent condensates and no observed formation water. The Joint Venture is presently incorporating the short term flow testing results into the Kaimata 3-D seismic data and is considering its options to maximize the development potential of this discovery. A second well from the same surface location site to intersect the trap at a more optimal location is presently under review.

The Joint Venture is also coordinating production testing options for a shallower Mt. Messenger gas zone (1,298-1,308m). Direct input into the existing gas pipeline system is being weighed economically against gas-fired electrical generation.

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TAG Oil Ltd. is a Canadian-based exploration company that is exploring for oil and natural gas in New Zealand.

For further information please visit our website at www.tagoil.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward looking statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9.	Date of Report

September 1, 2005
"Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia